China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

May 27, 2010

John Reynold
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	China BCT Pharmacy Group, Inc. (f/k/a China Baicaotang Medicine Ltd., Inc.)
Registration Statement on Form S-1
File No. 333-165161
Filed March 3, 2010

Dear Mr. Reynolds,

China BCT Pharmacy Group, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on March 29, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letters, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

Form S-1 filed March 3 2010

General

1.
Significant portions of your discussion focus on China and the Chinese economy generally. However, we note that your entire business, and particularly sales, are generated in a single province. It was unclear how the economic, demographic, and growth profile of your province compares to the coastal regions which appear to be driving the Chinese economy. Please revise to address.

Response to Comment 1:

The growth profile of Guanxi province is based on the following three factors: (i) the population growth rate in Guangxi is approximately 7.9% per year based upon a 2004 report released by Chinese Government entitled “Total Population and Birth Rate, Death Rate and Natural Growth Rate by Region,” (ii) the inflation rate is projected to be 3.5% to 4% based upon the World Bank “China Quarterly Update” from March 17, 2010, and (iii) the general pharmaceutical industry growth rate resulting from the RMB850 billion healthcare reform bill passed by the Chinese government.  We have revised the disclosure on page 52 accordingly.

Registration Statement Fee Table

2.
While we note that the company began quotation on the Bulletin Board on March 4 under the symbol CNBI, it appears that the company was quoted on the Bulletin Board under the predecessor symbol PDNK before this date. Please explain why you were unable to calculate the fee table based upon Rule 457(c) of Regulation C.

Response to Comment 2:

Although we could not calculate the average of the high and low prices or the average of the bid and asked prices of the Company’s common stock as of a date within five business days of the initial filing of the registration statement as required under Rule 457(c) of Regulation C because there was no trading in the common stock at that time, we were able to find a published market price of $2.00 for the common stock as of March 2, 2010.  We have recalculated the registration fee and revised the registration fee table accordingly.

Prospectus Cover Page

3.	Please revise here and elsewhere to indicate that the selling shareholders may be deemed underwriters.

Response to Comment 3:

We have added the requested disclosure on the prospectus cover page.  We have also confirmed that such disclosure exists in the “Plan of Distribution” section on page 39 of the prospectus.

4.
We note the statement that you will receive funds from the warrants “if and when those warrants are exercised on a cash exercise basis.” Clearly state here and elsewhere in the prospectus, where appropriate, that there is no guarantee that any of the warrants will be exercised. In addition, to the extent the warrants may be exercised on a cashless basis, provide clear disclosure here and elsewhere, and clearly indicate the impact this would have on the company’s receipt of funds from the warrants.

Response to Comment 4:

We have added the requested disclosure on the prospectus cover page, summary of the offering and the “Use of Proceeds” section.

Prospectus Summary

5.
Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. In particular, your corporate structure and history is difficult to follow, substantially repeated in your Business section, and too detailed for the Summary. Please revise to briefly summarize the key points and terms of your share exchange agreement and related transactions — including the private placement — and locate the more detailed disclosure later in the document.

Response to Comment 5:

We have revised the prospectus summary accordingly.

6.	Please clarify the reference to medical-related products on page 1.

Response to Comment 6:

We have deleted the reference to medical-related products.

7.	Please revise to indicate the approximate percentage of revenues attributable to each business segment for the most recent fiscal year.

Response to Comment 7:

We have revised the disclosure in the summary accordingly.

Risk Factors, page 6

8.
Several of your risk factors appear generic and should be tailored to be specific the company or offering or removed. A risk factor is generic if it is endemic to all companies or offerings. Examples include, “We may be unable to compete successfully again [sic] new and existing competitors,” We may be unable to manage or growth effectively,” “We may be unsuccessful in attracting or retaining key sales, marketing and other personnel,” “our operating results may fluctuate as a result of factors beyond our control,” and “If we cannot succeed in implementing our growth strategy, our growth, financial condition, results of operations and cash flow many be adversely [sic].” Please revise the entirety of your Risk Factor section as appropriate.

Response to Comment 8:

We have revised the risk factors accordingly.

9.	Please revise your page eight risk factor “The retail prices of some of our products are subject to control ...” to indicate the percentage of your sales subject to price controls.

Response to Comment 9:

We have revised the risk factor accordingly.

10.
Please revise your page 10 risk factor “We may be adversely affected by changes in Chinese regulation of drug stores ...” to more fully explain the various impacts in greater detail. Also, revise to add a separate risk factor addressing your contractual arrangements with BCT Retail, the potential that the government might invalidate such arrangement and the potential impact. In this regard we note a statement on page three that the 51% of BCT Retail you do not own is owned by Property Management, an affiliate. Please revise here and elsewhere — including in the related parties’ discussion — to address the nature of the affiliation and how such relationship impacts the contractual arrangements and likelihood that they will be challenged –Loeb to revise after arrangement has been finalized..

Response to Comment 10:

We have revised the risk factor accordingly and added two additional risk factors regarding the contractual arrangements relating to BCT Retail.

11.
We note your statement on page 12 that you received an opinion from PRC legal counsel supporting your belief that regulatory approval of your merger was not required. Please consider filing the consent of Broad & Bright Law Firm pursuant to Rule 437 of Regulation C or advise why such consent is not required.

Response to Comment 11:

We have filed the consent of Broad & Bright Law Firm as Exhibit 23.3 to the registration statement.

12.	Please clarify the reference to “the net proceeds of this offering” on page 13. We also note the reference to proceeds from this offering on page 12.

Response to Comment 12:

We have clarified the reference as requested and replaced the words “this offering” with “the private placement.”

13.	Please clarify the reference to “precision steel products” on page 16.

Response to Comment 13:

We have removed the reference to “precision steel products.”

14.
We note your page 17 discussion of the “New EIT Law” which appears to provide for a 10% tax on capital gains. Please revise to address this, and any other material tax consequences associated with owning your shares, in a separate tax section.

Response to Comment 14:

We have revised the page 18 discussion of the “New EIT Law” and have added two new sections discussing U.S. and PRC tax consequences.

Determination of Offering Price, page 20

15.
It is unclear how the disclosure in this section indicating that the offering price was based upon a recent private placement is consistent with the cover page, which indicates that the selling shareholders will sell at market prices. Please advise or revise.

Response to Comment 15:

Because there is currently an established public trading market of our common stock, we have deleted the section entitled “Determination of Offering Price” in accordance with Item 505 of Regulation S-K.

Selling Security Holders, page 21

16.
The disclosure in this section does not appear to have been complete when filed. For example we note footnotes 62, 106, 107, 111, 114, 121, 127, and 138, contain placeholders instead of naming the control persons. Please revise to provide completed disclosure. In addition, we note that certain beneficial owners are listed in the table twice, such as Steven Benkovsky and Warren Boyer and certain beneficial owners may be related, such as Edward Aguilar and Marco Aguilar. Please revise to reflect each beneficial owner once and clearly disclose any relationship between beneficial owners.

Response to Comment 16:

We have revised the selling security holder table accordingly.

17.
Please disclose in this section that May David Partners LLC and American Capital Partners are broker-dealers. In addition, we note that Charles Vista LLC received placement agent warrants. Please clarify whether Charles Vista LLC is a broker-dealer or an affiliate of a broker-dealer. For those selling shareholders that are affiliates of broker-dealers, please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. For those selling shareholders that are broker-dealer, please disclose whether the broker-dealer received such securities for underwriting activities.

Response to Comment 17:

We have revised the disclosure accordingly.

Description of Securities, page 37

18.
The statement that “[a]ll shares of common stock now outstanding are fully paid for ... and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable” is a legal conclusion that the company is not qualified to make. Please attribute such statement to counsel and file the consent or remove.

Response to Comment 18:

We have removed the specified reference.

Warrants, page 37

19.
Pursuant to Section F of Exhibit 10.4 to your Form 8-K filed December 31, 2009, we note that you issued warrants (i.e. Investor Warrants) that have an exercise price that may be adjusted based on future issuances of shares at a price less than $2.54 per share. Tell us how you plan to account for these warrants, with appropriate references to authoritative accounting literature supporting your position. In your response, tell us how you considered the provisions of FASB ASC 815-40-15.

Response to Comment 19:

According to ASC 815-40-15, Investor Warrants are not considered indexed to the Company’s own stock and should be classified as a derivative financial liability at fair value for each reporting periods.  However, as the fair value of the Investor Warrants was $1,294,142 as of December 31, 2009, we consider that the amount is immaterial to the financial statements.  The net proceed from December 30, 2009 private placing was wholly recorded as equity of the Company as of December 31, 2009.  Upon the completion of a private placement as of February 1, 2010, of which additional five-year warrants to purchase up to 514,933 shares of common stock were issued to investors and should be classified as derivative financial liability at fair value for each reporting period in accordance with ASC 815, the Company considered that the aggregate fair value of warrants issued (1,759,301 shares) as of February 1, 2010 was material to the financial statements for three months ended March 31, 2010.  Accordingly, reallocation was made for the fair value of warrants as of December 31, 2009 (1,244,368 shares) amounting to $1,294,142 from the Company’s equity to warrant liabilities as of February 1, 2010.  For the additional warrants of 514,933 shares, part of the net proceed amounting to $561,277, representing the fair value as of February 1, 2010, was allocated to warrant liabilities at initial recognition.

20.
In connection with the comment above, tell us how you plan to account for the Make Good Escrow arrangement entered into in conjunction with your private placement as described in Section 4L6 of the Subscription Agreement filed as Exhibit 10.1. In your response, ensure to provide specific references to the authoritative accounting literature supporting your position.

Response to Comment 20:

According to ASC718-10-S99-2, the Company should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to and not contingent upon, continued employment.  Referring to the terms of escrow arrangement, the release or cancellation of escrowed shares is not contingent on continued employment of management shareholders.  We considered that the presumption of compensation in this escrow arrangement should be overcome and that no compensation charge should be recognized.

Business, page 39

21.
It appears that the company has three distinct business segments which the company begins by discussing separately but then later in the discussion moves away from discussing each segment separately. See Item 101(c)(1) of Regulation S-K. Please substantially revise and reorganize to address the requirements of Item 101 of Regulation S-K on a segment basis. Clearly disclose the amount or percent of revenues attributable to each segment. See Item 101(c)(2) of Regulation S-K.

Response to Comment 21:

We have revised the disclosure accordingly.

22.
We note your statement on page six that your “business strategy is based on the assumption that [you] will acquire additional retail and wholesale distribution channels in the future ...” Please revise your Management’s Discussion and Analysis and Business sections to address this strategy and how you will implement and finance it.

Response to Comment 22:

We have revised the MD&A to address this strategy and how we will implement and finance it.

23.	We note that BCT Retail’s GSP certificate expired on February 17, 2010. Please address whether and when it was renewed.

Response to Comment 23:

We have revised the disclosure to include the renewed expiration date.

24.
Please provide the basis for your belief that you “operate one of the largest regional wholesale networks in Guanxi Province” and that you operate “the largest regional retail network in Guangxi province.”

Response to Comment 24:

We have revised the disclosure to state that “we operate large regional wholesale network in Guanxi province.”

25.	Please advise us how you calculated the various production capacities for Hefeng Pharmaceutical. Also, with respect to Hefeng’s GMP certificate, address the process for renewing such certification.

Response to Comment 25:

We have revised the disclosure accordingly.

26.
We note that you distribute products for other manufacturers. Please clarify the standard terms which govern such wholesale arrangements and clarify what percentage of your revenue results from the distribution of third party products. File any material agreements as exhibits.

Response to Comment 26:

We have revised the disclosure to state that there are a variety of forms of distribution contracts that we use and to state that the percentage of revenue derived from the distribution of third party products.

27.
Please revise the text under “Increasing coverage of social medical insurance in China,” “Increasing access to healthcare in rural areas,” and “PRC Healthcare Reform Plan” to address the impact on your business in clear, direct, language. Also, please revise the discussion under Intellectual Property. This disclosure is lengthy and contains information whose relevance to the company and offering is not clear. Also, clarify any patents related to your pharmaceutical manufacturing facility.

Response to Comment 27:

We have revised the disclosure accordingly.

28.
Please revise to provide a detailed discussion of how your retail segment obtains reimbursement under the National Medical Insurance Program (“National Program”). Specifically, describe each tier of the national and provincial medical insurance catalogs and how they impact reimbursement. Clarify if the 16 medi-care qualified stores, as disclosed on page 39, are the only stores that accept payment from the National Program. If not, compare and contrast the medi-care qualified stores with the other stores in the segment.

Response to Comment 28:

We have revised the disclosure accordingly.

29.
We note the page 44 reference to the Beijing Duhuida Consulting Research Report and the page 45 reference to Beijing DHD’s research report. Please provide citations to these reports and any other reports referenced in the prospectus. In addition, please clarify the page 46 reference to “Status Quo of Drug Supervision in China”

Response to Comment 29:

We have revised the disclosure to disclosure accordingly and provided a citation for the White Paper entitled “Status Quo of Drug Supervision in China”.

30.	We note the page 44 footnote indicating that “Shelly will provide updated information.” Please update such information.

Response to Comment 30:

We have deleted the footnote.  The information provided in the table is the most recent data available.

31.
It is unclear what products, if any, you have in your pipeline and what your research and development programs — including spending — look like. Please disclose. In addition, please provide the disclosure required by Item 101(c)(xi) of Regulation S-K regarding research and development.

Response to Comment 31:

As the Company is a smaller reporting company, we have included the disclosure required by Item 101(h)(4)(x).

32.
Revise to clarify your plans for “[b]uilding up a modernized logistics center in 2010 ...” on page 48- Also, revise to address the costs of these plans, when they will be incurred, and when the project will be complete.

Response to Comment 32:

We have revised the disclosure accordingly.

33.	Please revise your disclosure on page 49 to describe your joint research institute, including funding requirements and the benefits you receive from such relationship.

Response to Comment 33:

We have revised the disclosure accordingly.

34.	Please provide the complete disclosure required by Item 101(c)(x) of Regulation S-K regarding competition.

Response to Comment 34:

As the Company is a smaller reporting company, we have included the disclosure required by Item 101(h)(4)(iv).

35.	Please provide the number of employees employed by the company, as required by Item 101(c)(xiii) of Regulation S-K. Currently you have disclosed the number of full time employees.

Response to Comment 35:

As the Company is a smaller reporting company, we have included the disclosure required by Item 101(h)(4)(xii).

Corporate Structure and History, page 55

36.
Please revise to indicate whether Ingenious had any assets or operations prior to the acquisition of Liuzhou BCT. Also, please clarify who owned Ingenious. Currently your disclosure is inconsistent and reflects Ms. Zhu and Ms. Zhang as being the majority shareholder.

Response to Comment 36:

We have changed the reference from Ms. Zhu to Ms. Zhang.  The reference to Ms. Zhu was an error.  In addition, we have also stated that Ingenious did not have any assets or operations prior to acquisition of Liuzhou BCT.

37.
Please clarify whether Ingenious owned 100% of Forever Well and disclose the material purchase terms of Forever Well’s acquisition of Liozhou BCT. In addition, please file the reorganization agreements as exhibits.

Response to Comment 37:

We have clarified that Ingenious owned 100% of Forever well, disclosed the material terms of the acquisition and filed the related agreement as Exhibits 10.29 to 10.43.

38.	Please revise to state the goal of this plan at the outset in clear language.

Response to Comment 38:

The disclosure has been revised accordingly.

39.
Please revise to fully discuss the material terms of the contractual arrangements with Property Management as it relates to BCT Retail. Please revise to indicate how these arrangements “provide you with the ability to effectively control BCT Retail” including how you obtained the right to control its operations, the right to its income, and the right to benefit from changes in its value. Finally please clarify how long these agreements last for and clarify whether these rights would exist in the event that Property Management repaid its loans.

Response to Comment 39:

We have revised to fully discuss the material terms of the contractual arrangements with Property Management as it relates to BCT Retail in the “Corporate Structure and History” section.  On May 19, 2010, Liuzhou BCT and the shareholders of BCT Retail entered into a Proxy Agreement and amended two Pledge Agreements dated May 3, 2008 and March 31, 2009, respectively, in order to make the contractual relationship between the parties consistent with the past practices between the parties.

In accordance with Proxy Agreement, Liuzhou BCT has the right to control the appointment of BCT Retail’s directors and management.

In accordance with Pledge Agreement, Liuzhou BCT has the right to receive all of any dividend declared by BCT Retail during the pledge period of which no interest will be charged for the loan granted by Liuzhou BCT to Property Management for the acquisition of 51% equity interest in BCT Retail.

In accordance with Pledge Agreement, the repayment of loan would only be made in form of the 51% equity interest in Liuzhou Retail.  Accordingly, Liuzhou BCT has the right to benefit from the changes in Liuzhou Retail’s value.  Liuzhou BCT would still have control over BCT Retail in the event that Property Management repaid its loans.

40.
Please provide more detailed disclosure about the material terms of each of the contractual agreements entered into with Property Management. For instance, the Share Repurchase Agreement should discuss its duration and the repurchase price.

Response to Comment 40:

We have revised the disclosure accordingly and clarified that two Shares Pledge Agreement were incorrectly entered into by the shareholders of Property Management and Liuzhou BCT because they were duplicative and that such agreements were terminated on March 2, 2010.

Market Price of and Dividends and Other Shareholder Matters, page 58

41.	Please revise to provide the information requested by Item 201(a)(1) of Regulation S-K.

Response to Comment 41:

The disclosure has been revised accordingly.

Selected Financial Data, page 59

42.	Please revise to provide selected financial data for the last five fiscal years as required by Item 301 of Regulation S-K.

Response to Comment 42:

As the company is a smaller reporting company and is not required to provide the information required by Item 301 of Regulation S-K, we have deleted the Selected Financial Data section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 60

General

43.
The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Please revise as appropriate.

Response to Comment 43:

We have revised the MD&A accordingly.

44.
Please revise your disclosures to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, etc.). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Response to Comment 44:

We have revised the MD&A accordingly.

45.
Considering the comment above as it relates to revenue recognition, please ensure your disclosure regarding this critical accounting estimate discusses the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). You should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (i.e. product expiration), and expected introductions of new products and/or generics that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response to Comment 45:

We have revised the disclosure regarding revenue recognition accordingly.

46.	Please revise to include the following disclosures regarding your retail segment:

a.
State if your billing system generates contractual adjustments based on fee schedules for the prescription holder’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

b.	Disclose your policy for collecting co-payments.

c.
Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. self-pay, commercial insurance plans, National Program, etc). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d.
If you have amounts that are pending approval from third party payors (i.e. National Program), please disclose the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response to Comment 46:

We have revised the disclosure in the MD&A accordingly.

47.
We note you mention an acquisition in your comparison of 2008 and 2007 results. Revise to briefly address the nature and scope of the acquired businesses and the impact each had out your financial results. In addition, explain why disclosure is not required pursuant to Item 101(a)(1) of Regulation S-K.

Response to Comment 47:

Because the current draft of the Registration Statement only compares 2009 and 2008 results, we respectfully submit that such disclosure is not required.

Results of Operations, page 61

48.
Please substantially revise the discussion of your results of operations to detail the variances in revenues and operating expenses for each segment for each period presented. Your revenue discussion should include detail as to the composition of the increase in revenue, including the amount attributed to increased volume, price increases/decreases, generic volume and branded volume. Your expense discussion should describe and quantify the composition of changes in each line item. In addition, provide a discussion of any known trends or uncertainties that could cause potential variability of your earnings and cash flow.

Response to Comment 48:

The disclosure has been revised accordingly.

49.
In connection with the discussion of your distribution segment and in order to provide an investor with a better understanding of this segment, please provide your customer mix for each period presented (i.e. hospitals, retail drug stores, other pharmaceutical wholesalers, clinics, medical centers, individuals, etc.).

Response to Comment 49:

We have revised the disclosure accordingly.

50.
In connection with your discussion of your retail segment and in order to provide an investor with a better understanding of this segment, please revise to provide comparative sales data metrics for each period presented such as same store sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (i.e., same store sales include stores open x years) and ensure to include the total number of retail locations at each period end.

Response to Comment 50:

We have revised the disclosure accordingly.

Liquidity and Capital

51.	Please revise to provide a more detailed discussion of your cash flows with a focus on the relationship between various business actions and results and how they impacted your cash flows.

Response to Comment 51:

We have revised the disclosure accordingly.

52.
We note in your analysis of the changes in cash flow from operations from 2007 to 2008, repayment by your hospital clients increased from 47 days to 69 days, Please revise to update you analysis of the repayment timing of your hospital clients for the current period and discuss the reasons why such a trend has been experienced.

Response to Comment 52:

We have revised the disclosure for the updated periods.

53.
In connection with the comment above and in order to provide an investor with a better understanding of your accounts receivable, please revise to disclose the day’s sales outstanding for each period presented for each segment. Disclose the reasons for significant changes from the prior period.

Response to Comment 53:

We have revised the disclosure accordingly.

54.	Please revise to discuss the capital requirements necessary to open 30 new retail stores as disclosed on page 49.

Response to Comment 54:

We have revised the disclosure accordingly.

55.	Please revise to include tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Response to Comment 55:

As the company is a smaller reporting company, we respectfully submit that it is not required to provide the requested disclosure pursuant to Item 303(d) of Regulation S-K.

56.	Please revise to briefly address your current sources of liquidity and borrowings. We note approximately $9.3 million in short term secured bank loans.

Response to Comment 56:

We have revised the disclosure accordingly.

57.	Please advise why the company did not have disclosure responsive to Item 305 of Regulation S-K.

Response to Comment 57:

As the company is a smaller reporting company, it is not required to provide the requested disclosure pursuant to Item 305(e) of Regulation S-K.

Directors Executive Officers Promoters and Control Persons, page 66

58.
Please advise us what consideration you gave to Release No. 33-9089 in drafting your disclosure. For example, we note that your discussion under Involvement in Certain Legal Proceedings only covers five years. We further note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. Please advise or revise.

Response to Comment 58:

We have expanded the disclosure accordingly, including changing the reference from five years to ten years.  With respect to Item 402(s) of Regulation S-K, we have not yet implemented any detailed compensation policies.  The bonuses in the form of stock options given to our CEO and CFO are based upon the Company achieving a net income of $26 million for fiscal 2010.  This net income target is the same as the make good target included in the Subscription Agreement relating to the December 2009 and February 2010 private placement. Therefore, we respectfully submit we do not believe that there are risks arising from our compensation practices for our employees that are reasonably likely to have a material adverse effect on our company.

59.
Please revise the discussion under Conflicts of Interest to address the fact that you have only two board members, both of whom work together, who will be responsible for approving interested transactions in compliance with your policies. Also, discuss the control of the company held by Ms. Zhang.

Response to Comment 59:

We have revised the disclosure accordingly.

60.	Please provide the disclosure contemplated by Item 407(e)(4) of Regulation S-K.

Response to Comment 60:

We have provided the disclosure required by Item 407(e)(4) of Regulation S-K.

Executive Compensation, page 67

61.	We note your statement that your compensation is established and reviewed based on various factors. Please clarify who sets and reviews compensation for the named executive officers.

Response to Comment 61:

We have revised the disclosure to clarify that the Chairman sets and reviews compensation for the named executive officers.

62.
Please provide a detailed Compensation Discussion and Analysis, as required by Item 402(b) of Regulation S-K. To the extent that the compensation policies have been revised due to the company becoming a public reporting company, provide clear disclosure. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.

Response to Comment 62:

We are currently in the process of developing a detailed Compensation Discussion and Analysis and intend to appoint independent directors to our board in the near future.

63.
We note the page 68 discussion of discretionary bonuses. It was unclear what the total payment amounts would be under these provisions and who would be responsible for determining whether the financial performance was sufficient to justify payment. Please advise or revise.

Response to Comment 63:

On May 18, 2010, the Company entered into employment contracts with our CEO and CFO.  The bonuses in such contracts are not discretionary, but based upon the company achieving a net income target for the 2010 fiscal year, with confirmation being provided by delivery of the audit report for  Company’s audited 2010 financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 70

64.	Please revise to indicate whether there are any agreements which prohibit Ms. Zhang from disposing of her shares and/or limiting her voting discretion.

Response to Comment 64:

We have revised the disclosure accordingly.

Certain Relationships and Related Transactions, page 71

65.
Please revise the disclosure throughout this section to clarify the nature of the relationships between parties at the relevant time period, to disclose the material terms of the agreements and provide the information requested by Item 404 of Regulation S-K. Explain, for example, who Property Management is, and what its relationship is to you and disclose the interest rates on the borrowings.

Response to Comment 65:

We have revised the disclosure accordingly.

66.	Revise to address the material terms of the December 30, 2009 Earn-in Agreement.

Response to Comment 66:

The Company is not a party to the Earn-in Agreement.  We respectfully submit that disclosure of its material terms is not required under Item 404 of Regulation S-K.

67.
We note that you present a table showing sales of goods to related parties. Please revise to further describe the nature of these relationships and the material terms of the transactions, for each entity. Indicate whether these arrangements are ongoing and file any related agreements. Finally, revise to present information in US dollars.

Response to Comment 67:

We have revised the disclosure accordingly.

68.
Your financial statements for the period ended September 30, 2009 indicate that there is $4.3 million due from related parties. In addition, we note the amounts due to directors. It was unclear how this was presented in this section. Please advise.

Response to Comment 68:

We have revised the disclosure accordingly.

Financial Statements

General

69.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Response to Comment 69:

We have revised the financial statements to include full-year 2008 and 2009 figures and a current consent.

70.
Since you have consummated a recapitalization as of December 30, 2009, the historical financial statements of China Baicaotong Medicine, Inc. (formerly Ingenious Paragon Global Limited) should be retroactively restated to give effect to the merger. Further, the audit report must appropriately refer to China Baicaotong Medicine, Inc.’s historical financial statements on a post- recapitalization basis and be re-dated as well. Please revise your registration statement to comply.

Response to Comment 70:

We have revised the financial statements and audit report accordingly.

Notes to Financial Statements

Note 1 — Corporate Information, F-8

71.
Please reconcile the names of your corporate entities mentioned in your financial statements with those presented on page 3 and the rest of your registration statement. For example, Guangxi Lizhou Baicaotang Medicine Limited, Guangxi Hefeng Pharmaceutical Co Limited and Liuzhou Baicaotong Property Management Company Limited are not consistently named in your registration statement.

Response to Comment 71:

We have revised the disclosure accordingly in the financial statements for the first quarter of 2010 and propose to revise the names in the 2009 financial statements.

(b) Reorganization (i), page F-9

72.
We note that on April 1, 2008, Liuzhou BCT sold a 51% interest in BCT Retail to Property Management for RMB153,000. Simultaneously, Liuzhou BCT loaned Property Management RMB 153,000 and Property Management pledged the 51% interest in BCT Retail back to Liuzhou BCT. Please tell us if there were any common stockholders, including percentage ownership interest, in Liuzhou BCT and Property Management before this transaction. Tell us how you accounted for each transaction, using references to the authoritative literature and sections in the underlying agreements (e.g. Exhibit 10.23) to support your conclusions.

Response to Comment 72:
Before the acquisition of Hefeng Pharmaceutical on January 2, 2008, Liuzhou BCT and Property Management were under the same shareholding as follows:

Tang Hui Tian	28.87%
Tan Yu Qing	13.20%
Jiang You Ru	8.25%
Liu Chun Lin	8.25%
Wei Wen De	8.25%
Wang Bang Fu	8.25%
Zhao Ming An	3.21%
Zhang Qing Qiu	1.05%
Yang Xiao Jian	3.09%
Meng Yuan Gang	5.73%
Jiang Qi Feng	1.98%
He Wen Heng	5.73%
Liu Gong Chun	3.07%
Jia Jun Wen	1.07%

After the acquisition of Hefeng Pharmaceutical on January 2, 2008, the shareholding of Property Management remains unchanged.  However, the shareholding of Liuzhou BCT was changed to as follows:

Tang Hui Tian	24.99%
Li Jiang Hua	13.44%
Tan Yu Qing	11.43%
Jiang You Ru	7.14%
Liu Chun Lin	7.14%
Wei Wen De	7.14%
Wang Bang Fu	7.14%
Zhao Ming An	2.78%
Zhang Qing Qiu	0.91%
Yang Xiao Jian	2.68%
Meng Yuan Gang	4.96%
Jiang Qi Feng	1.71%
He Wen Heng	4.96%
Liu Gong Chun	2.66%
Jia Jun Wen	0.92%

According to ASC 810-10-15-8, the usual conditions for a controlling financial interest is ownership of a majority voting interest, directly or indirectly, of more than 50 percent of the outstanding voting shares.  Liuzhou BCT holds 100% voting interest in BCT Retail through its 49% direct voting shares in BCT Retail and its 51% indirect voting shares in BCT Retail through contractual arrangements (i.e. Proxy Agreement, Loan Agreement and Pledge Agreements).  Through these contractual arrangements, Liuzhou BCT has the rights to receive all the benefits from BCT Retails and to direct the activities of BCT Retail.  Therefore, 100% equity interest in BCT Retail has been consolidated in the Company’s consolidated financial statements.

73.
In connection with the comment above, tell us how you accounted for the call right provided to Property Management for a 51% share of BCT retail as described in Exhibit 10.9. In your response, ensure your provide specific references to authoritative accounting literature that supports your position.

Response to Comment 73:

As the call right only represents a right to call the transfer of legal title (i.e. the registred name of the shareholder in the share register) of 51% equity interest in BCT Retail which doesn’t involve any transfer of 51% controlling financial interest, the Company considers that the value of call right is minimal.

(b) Reorganization (ii), page F-9

74.
We note that on June 30, 2008, Ingenious acquired 100% of the equity in Forever Well for cash consideration of HK$10,000. We also note your disclosure on Q-7 stating that at the time of this acquisition, Ms. Zhang owned 100% of the outstanding shares of Ingenious and Yue Ping Ki owned 100% of the outstanding shares of Forever Well. Tell us how you accounted for this transaction and revise your disclosure to include your basis of accounting for this transaction (e.g. combination of entities under common control, purchase accounting, etc.), using specific references to the authoritative that support your conclusion.

Combination of entities under common control was adopted for the acquisition of Ingenious and Forever Well in accordance with ASC805-50-15-6 as the Company considers that the acquisition of Ingenious and Forever Well is a part of a Reorganization under the common control of the Company’s directors.  We propose to add the following paragraph at the end of Note 2:

Upon the completion of Reorganization on December 23, 2009, the Company, Ingenious, Forever Well, Liuzhou BCT, BCT Retail and Hefeng were under common control of Tang Hui Tian, Li Jing Hua, Wei Wen De, Jiang You Ru, Liu Chun Lin and Wang Bang Fu, who are the directors of the Company and Liuzhou BCT.  The acquisition of Ingenious, Forever Well and Liuzhou BCT have been accounted for using a combination of entities under common control as stated in Note 3.

(b) Reorganization (iii), page F-9

75.
On pages 4 and 55 we note that in August 2008, Forever Well, owned by Ms. Zhang, acquired 100% of the outstanding share of Liuzhou BCT, owned by former and current employees and directors of Liuzhou BCT, for RMB10,000,000 (approximately $1A7 million). Based on your disclosure herein, it appears that you accounted for this transaction as one between entities under common control.  Based on the ownership disclosed, tell us how this accounting treatment is consistent with FASB ASC 805-50-15-6. Please ensure your analysis provides appropriate references to the authoritative literature supporting your position and revise to provide the appropriate disclosures required by FASB ASC 805.

Response to Comment 75:

A combination of entities under common control was adopted for the acquisition of Liuzhou BCT in accordance with ASC805-50-15-6 as the Company considers that the acquisition of Liuzhou BCT is a part of Reorganization under the common control of the Company’s directors.  We propose to amend Note 2 per our response to comment 74.

76.	Considering the above comment, please tell us how the purchase price of RMB 10,000,000 was determined and how that relates to the fair value of Liuzhou BCT at the time.

Response to Comment 76:

Since the acquisition of Liuzhou BCT is a part of the Reorganization, the purchase consideration only represents the fully paid up capital of Liuzhou BCT, and it doesn’t relate to the fair value of Liuzhou BCT at that time.

77.
Tell us how you accounted for the original earn-in agreement as well as each amendment thereto, including specific references to authoritative accounting literature supporting your position. In your response, ensure to (i) clarify the business purpose for this agreement, (ii) describe the agreement’s relationship to your acquisition of Liuzhou BCT and (ii) clarify if continued employment is necessary by the call right holders to exercise their rights.

Response to Comment 77:

Under the PRC M&A Laws, the acquisition of PRC companies by foreign companies that are controlled by PRC citizens who are affiliated with the PRC companies is strictly regulated and requires approval from the Ministry of Commerce, which approval is burdensome to obtain.  Such restrictions however, do not apply to foreign entities which are controlled by foreign persons.  These restrictions apply only at a “snapshot in time” that occurs at the time PRC companies are acquired by a foreign entity.  In our case this was on August 4, 2008 when Forever Well acquired 100% of the equity interest of Liuzhou BCT from the 12 Liuzhou BCT Shareholders for aggregate consideration of RMB10,000,000 (approximately $1,470,588) which was the registered and fully paid up capital of Liuzhou BCT.  At that time Forever Well was owned by Ingenious, and a majority of Ingenious’ equity was owned by Ms. Zhang, a Hong Kong citizen.

Since PRC M&A Laws would have prohibited Liuzhou BCT Shareholders who were PRC citizens from immediately receiving a controlling interest in Ingenious in a share exchange as consideration for the sale of their interest in Liuzhou BCT, Liuzhou BCT Shareholders holding a majority of the equity interest in Liuzhou BCT and Ms. Zhang instead agreed that they would enter into an Earn-In Agreement to grant those Liuzhou BCT Shareholders a call right to acquire up to all of Ms. Zhang’s interest in Ingenious (or a public parent company of Ingenious, as the case may be) some time after the acquisition of Liuzhou BCT was consummated in compliance with PRC law.  The Earn-In Agreement was entered into by Ms. Zhang and certain Liuzhou BCT Shareholders on October 22, 2009 and amended on December 30, 2009, and enables those Liuzhou BCT Shareholders to purchase shares of Ingenious (or its public parent company) from Ms. Zhang for a nominal amount per share provided that the Company meets certain performance targets for fiscal 2010 and 2011.  For the 2010 and 2011 fiscal years the performance targets for the Company are $26 million and $28 million after tax audited net income, respectively.  If the 2010 performance target is met, the Liuzhou BCT Shareholders have the right to acquire 50% of shares held by Ms. Zhang over which they have a call right.  If the 2011 performance target is met, the Liuzhou BCT Shareholders have the right to acquire the other 50% of the shares held by Ms. Zhang over which they have a call right.  The number of shares which can be acquired by the Liuzhou BCT Shareholders under the Earn-In Agreement is in proportion to their former relative ownership interest in Liuzhou BCT.

According to ASC718-10-S99-2, the Company considered the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to and not contingent upon, continued employment.  Referring to the terms of earn-in agreement, the release or cancellation of escrowed shares is not regard to continued employment of management shareholders and was entered into with respect to the reorganization.  We considered that the presumption of compensation should be overcome and the no compensation charge should be recognized.

Note 3 — Acquisition, page F-10

78.	Please revise to provide disclosure required by FASB ASC 805-30-50-1(d) related to your acquisition of Hengfeng.

Response to Comment 78:

We propose to insert the following paragraph in Note 3 to the financial statements:

“The goodwill arising from the acquisition of Hefeng Pharmaceutical  is expected to be non-deductible for income tax purpose.”

79.
Please revise to remove pro forma information for the year ended 2006 as it  relates to your acquisition of Hengfeng. Disclosure of this information does not appear to be consistent with FASB ASC 805-10-50-2(h)(3).

Response to Comment 79:

The have removed the pro forma information for 2006.

Note 4 - Summary of Significant Accounting Policies

General

80.
Please revise to disclose your accounting policy related to shipping and handling costs pursuant to FASB ASC 605-45-50-2. If the costs of your distribution network (i.e. purchasing, receiving, warehousing costs, etc.) are not included within cost of sales on your income statement, please revise to quantify the amount of these costs for each period presented.

Response to Comment 80:

We propose to insert the following paragraph in Note 5 to the financial statements:

“Shipping and handling costs
Shipping and handling costs of $469,900 and $251,839 for the years ended December 31, 2009 and 2008 respectively are charged to expenses as incurred and are included in selling expenses.”

81.	Please revise to disclose your accounting policies for vendor allowances in your retail segment, if any. Refer to FASB ASC 605-50 for guidance.

Response to Comment 81:

We propose to insert the following paragraph in Note 5 to the financial statements:

“Vendor allowances
The Company receives allowances from certain of its vendors whose products it purchases for resale.  These allowances are received for a variety of buying activities, including vendor program such as volume purchase allowance.  Consideration received from a vendor is a reduction in the cost of the vendor’s products and is recognized a reduction in the cost of sales and the related inventory.  The Company also receives promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement.”

82.	Please revise to disclosure your accounting policy for store opening costs for your retail segment.

Response to Comment 82:

We propose to insert the following paragraph in Note 5 to the financial statements:

“Store opening costs
Costs incurred in connection with store start-up costs, such as travel for recruitment, training and setup of new store openings, are expensed as incurred.”

83.	Please revise to disclose your accounting policy related to value-added tax assessed on the gross sales price of many of your products. Refer to FASB ASC 605-45-50-4 for guidance.

Response to Comment 83:

We propose to insert the following paragraph in the accounting policy for revenue recognition:

Revenue from sales of the Company’s product represents the invoiced value of goods, net of the value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the Company’s finished product products.

Allowance for Doubtful Accounts. F-12

84.
We note your statement that you provide for a general reserve for receivables greater than 6 months of age. In order to provide an investor with a better understanding of the composition of your receivables, please revise Note 10 to disclose the mix of your receivables (e.g. retail pharmacy customers of Liuzhou BCT, individual customers of BCT Retail, distributor customers of Hengfeng). In this connection, please revise your accounting policy here to clarify how the mix of receivables impacts your determination of your allowance for doubtful accounts.

Response to Comment 84:

We propose to amend the accounting policy for allowance for doubtful accounts was amended as follow:

Allowance for doubtful accounts
The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables.  A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses of all segments (Retail, Wholesales and Manufacturing) and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future for all segments.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 40% of gross amount of trade receivables due between half and one year and 100% of gross amount of accounts receivable due over 1 year for all segments.  Additional specific provision is made against trade receivables whenever they are considered to be doubtful.

Bad debts are written off when identified.  The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

We propose to insert the following breakdown of account receivables by segments in Note 11.

	2009	2008	2007
	USD	USD	USD

Wholesales	31,979,147	18,491,596	8,380,562
Retails	295,463	193,858	217,326
Manufacturing	3,135,429	2,290,749	-

	35,410,039	20,976,203	8,597,888

Revenue Recognition. page F-13

85.
We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers) specifically applies to each of your revenue streams (e.g. manufacturing, wholesale and retail), In addition, disclose any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Response to Comment 85:

We propose to amend the accounting policy for revenue recognition as follows:

Wholesales and Manufacturing
Revenue from sales of the Company’s products in wholesales and manufacturing segments is recognized upon customer acceptance, which occur at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed by sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured.  We do not provide our customers with contractual rights of return for any of our products.  When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled.  The Company evaluates the terms of sales agreement with its customer in order to determine whether any significant post-delivery performance obligations exist.  Currently, the sales under wholesales and manufacturing segments do not include any terms which may impose any significant post-delivery performance obligations to the Company.

Retail
Revenue from sales of the Company’s products in retail segment is recognized upon customer acceptance, which occur at the time of the product is purchased by the retail customers at our retail stores with no significant post-delivery obligation on our part, and collection is reasonable assured.  The Company does not have a return policy allowing customers to return the products sold.   When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled.  The Company evaluates the rules and regulations relating to retail of drugs in the PRC in order to determine whether any significant post-delivery performance obligations exist.  Currently, the rules and regulations relating to retail of drugs in the PRC does not include any provisions which may impose any significant post-delivery performance obligations to the Company.

Retirements benefit costs, page F-15

86.
We note that you have adopted a retirement scheme to provide for eligible staff hired before April 23, 2002. Please revise to provide the disclosures required by FASB ASC 715-20-50 regarding this retirement plan, or tell us why such disclosures are not required.

Response to Comment 86:

We propose to insert the following analysis of the provision for retirement benefit costs has been added in Note 5:

	As of December 31,
	2009	2008

Balance at beginning of year	$269,442	$251,164
Imputed interest	20,349	22,594,
Payments during the year	(29,307)	(21,914)
Translation adjustments	(6)	17,598

Balance at end of year	$260,478	$269,442

Part II

Item 15

87.
Please provide the disclosure required by Item 701 of Regulation S-K. This would include shares issued by Purden Lake Resource Corp. This would also include all transactions involved in the reorganization (see the August 2008 transaction discussed on page 56) and any other transactions involving China Baicaotang and its subsidiaries.

Response to Comment 87:

We have revised the disclosure accordingly.

88.
Please disclose the number of shareholders involved in each transaction. In addition, discuss the sophistication and access to information of these investors in the December 30, 2009 exchange agreement.

Response to Comment 88:

We have revised the disclosure accordingly.

Signatures

89.	Please have your officers and directors sign your filing in their personal capacities. Currently it appears that you have only provided a power of attorney.

Response to Comment 89:

We have revised the signature page accordingly and our officers and directors have signed in their individual capacities.

Exhibits

90.
Please file validly executed agreements for exhibits 10.2, 10.3, 10.5, 10.6, 10.7, 10.8, 10.10, 9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, and 10.23. In addition, please file the actual agreements for exhibits 10.12, 10.13, 10.18 and 10.19 rather than the form of the agreements.

Response to Comment 90:

We have filed the requested exhibits.

Exhibit 2.1

91.
We note that you have omitted the disclosure schedules to this exhibit. Please re- file the exhibit to include a list briefly identifying the contents of all omitted schedules, and include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. In addition, please confirm supplementally that all material schedules have been filed. In particular, we note schedule 1.11, material contracts, and schedule 1.13, intellectual property.

Response to Comment 91:

We have added the requested schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

92.
Please revise your prospectus to more fully describe the relationship between the share exchange agreement and the private placement. Clarify who was responsible for raising the minimum offering amount on a reasonable efforts, all or non basis and how they were compensated.

Response to Comment 92:

We have revised the disclosure to reflect that the closing of the share exchange transaction was a condition precedent to the closing of the private placement.  In addition, we clarified that the co-placement agents were responsible for raising the minimum offering amount and disclosed their compensation for such services.

Exhibit 10.1

93.
We note clause 4.6 with respect to the “Make Good Agreement.” The clause indicates that the shares are to be delivered “to all Investors on a pro rata basis.” It was unclear how this works and specifically whether the right to a make good payment would attach solely to the investors in the private placement or would attach to the holder of the security issued in the private placement Given that this registration statement includes the resale of the shares issued in this private placement, provide clear disclosure.

Response to Comment 93:

We have revised the disclosure accordingly to clarify that the right to the make good payment would attach solely to the investors in the Private Placement.  The Registration Statement does not include any shares to be transferred to investors in the Private Placement as a result of clause 4.6 of the Subscription Agreement.

94.	Please revise the disclosure throughout your prospectus to address material terms of the anti-dilution features associated with clause 8.1 and explain its impact.

Response to Comment 94:

We have revised the disclosure accordingly on page 66.

Exhibit 10.2

95.
Please revise to discuss this agreement in all appropriate sections of the prospectus, including under Selling Shareholders. Also, please advise us who maintained the escrow associated with this agreement and confirm whether the funds have been delivered to the company.

Response to Comment 95:

We have revised the disclosure accordingly in the prospectus summary, selling stockholders section and description of business.

Exhibit 10.4

96.
We were unable to reconcile the terms related to the Call Right in article 1.1 to your disclosure, including on page 56 of your S-1. For example, article 1.1(a) suggests that 2009 is the measurement period for the first 50% while your disclosure suggests 2010 is. It appears that this term may have been modified in the December 2009 amendment. With a view to disclosure please advise. In addition, please clarify the reasoning behind amending this term and specify whether any amount would have been payable under the pre-amended terms, Clarify whether this agreement may be amended in the future.

Response to Comment 96:

The Earn-in-Agreement was originally entered into on October 22, 2009 with make good targets of $20 million for the 2009 fiscal year and $26 million for the 2010 fiscal year.  The Agreement was subsequently replaced by an Earn-in Agreement entered into by the parties on December 30, 2009 as part of the closing of the private placement.  The December 30, 2009 Agreement was entered into to delete the make good for the 2009 fiscal year, which the Company did not meet, and to extend the make good provisions to the 2010 and 2011 fiscal years to enable the “Buyers” under the agreement to have a further opportunity earn shares in the Company.  As discussed in the response to comment 77, the purpose of the Earn-in Agreement was to allow the reorganization of Liuzhou BCT in compliance with PRC laws and to allow the “Buyers” to earn back shares in the company after the reorganization.  The Earn-in Agreement was amended a second time on May 19, 2010 to decrease the make good provisions for 2010 and 2011 from $26 million and $28 million, respectively to $15 million and $19 million, respectively.  This amendment was made to increase the likelihood  that the “Buyers” will be able to earn back their shares in the Company, as was intended by the reorganization. There is no current intention to further amend the Earn-in Agreement in the future.

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb, at (212) 407 4159 if you have any questions.

Sincerely,

/s/ Hui Tian Tang
Hui Tian Tang
Chief Executive Officer

cc:	Mitchell Nussbaum, Loeb & Loeb